Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 20, 2015

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 29, 2015 File No. 333-203569

Dear Ms. Ravitz:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 16, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 3 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Please revise to calculate the registration fee of the units based on the offer price of the units and the exercise price of the warrants, and calculate the fee of the common stock underlying the warrants based on the exercise price of the warrants. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 240.05 and 240.06, available on the Commission’s website.

We have revised the fee table of the Registration Statement as requested.

Securities and Exchange Commission

November 20, 2015

Use of Proceeds, page 34

2.	We note your new disclosure on page 34 of the amount of net proceeds for the development, regulatory clearance and commercialization of each of your five lead projects. If the net proceeds from this offering would not provide sufficient funds for the development, clearance and commercialization of these projects, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

We have revised the disclosure on pages 33 and 34 of the Registration Statement as requested.

Dilution, page 36

3.	We note the new disclosure in footnote 2 on page 36. Please disclose how the numbers and percentages would change if you sell the 800,000 additional units.

We have revised the disclosure on pages 35 and 36 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Dr. Lishan Aklog